Exhibit 12.1

BLACKROCK, INC.

COMPUTATION OF EARNINGS TO FIXED CHARGES

	Six months ended June 30,		Year ended December 31,
	2007	2006	2006	2005	2004	2003	2002
Pre-tax income	$925,681	$214,620	$528,233	$375,755	$200,438	$250,902	$223,948
Add: Fixed charges	33,313	8,216	22,393	15,236	5,590	5,211	4,726
Distributions from equity investees	5,118	397	1,939	2,620	2,276	3,144	1,008
Less: Income from equity investees	(22,475)	(5,091)	(5,659)	(11,526)	(2,549)	(4,912)	(2,098)

Pre-tax income before fixed charges	$941,637	$218,142	$546,906	$382,085	$205,755	$254,345	$227,584

Fixed charges:
Interest Expense	$21,209	$3,999	$9,916	$7,924	$835	$720	$683
Portion of rent representative of interest	12,104	4,217	12,477	7,312	4,755	4,491	4,043

Total fixed charges	$33,313	$8,216	$22,393	$15,236	$5,590	$5,211	$4,726

Ratio of earnings to fixed charges	28.27	26.55	24.42	25.08	36.81	48.81	48.15